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Exhibit 12.1

Computation of Ratios of Earnings to Fixed Charges
(amounts in thousands)

	Year ended December 31, 2009	Year ended December 31, 2008*	Year ended December 31, 2007*	Year ended December 31, 2006*	Year ended December 31, 2005*
Earnings (loss):
Income (loss) before equity in income of unconsolidated affiliate and income tax expense	$77,220	$(1,077,601)	$205,000	$120,868	$69,777
Add: Fixed charges from below	289,374	564,614	617,504	430,384	107,792

Total earnings (loss) before equity in income of unconsolidated affiliate, income tax expense and fixed charges	$366,594	$(512,987)	$822,504	$551,252	$177,569
Fixed charges:
Interest expense	$289,374	$564,614	$617,504	$430,384	$107,792

Total fixed charges	$289,374	$564,614	$617,504	$430,384	$107,792
Ratio of earnings to fixed charges	1.3x	**	1.3x	1.3x	1.6x

*
Certain prior period information has been reclassified to conform to the current year's presentation.

**
Losses exceeded fixed charges by approximately $513.0 million for the year ended December 31, 2008. The coverage deficiency for total fixed charges for the year ended December 31, 2008 was $1,077.6 million to arrive at a one-to-one ratio.

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  Exhibit 12.1